July 30, 2010

Ms. Kathryn McHale

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	IBERIABANK Corporation

Form 10-K for Fiscal Year Ended December 31, 2009, filed March 16, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010 filed May 10, 2010

Form 8-K filed March 4, 2010

File No. 000-25756

Dear Ms. McHale:

IBERIABANK Corporation (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 30, 2010, regarding the above-referenced filings.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our responses immediately following each comment in bold.

In some of our responses, we have agreed to revise the disclosure in our future filings. We are doing that in the spirit of cooperation with the Staff. Accordingly, any changes implemented in our future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

1)	Please revise future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. In response to this comment, please provide us with proposed revised disclosure. Refer to Item 401(e) of Regulation S-K.

Response

In response to Item 401(e) of Regulation S-K, the definitive proxy statement for the Company’s 2010 Annual Meeting contained the following disclosure:

Consistent with our Corporate Guidelines, the Nominating and Corporate Governance Committees seeks to nominate candidates with diverse experiences and perspectives and who have both the ability to contribute to some or various aspects of our business and a willingness to make the significant commitment of time and effort required of our directors. Community involvement and leadership are important criteria for our Board members. Each of the nominees listed below possess these attributes.

In response to the Item 401(e)1 requirement to disclose “information about the person’s particular areas of expertise or other relevant qualifications”, the biography of each director and nominee was significantly expanded to disclose both their diverse experiences and their community involvement and leadership, which are important criteria for Board membership. The expanded disclosures were intended to inform Company shareholders regarding the Board members’ and nominees’ abilities to contribute to some or various aspects of the Company’s business as well as their contributions to the market areas served by the Company’s subsidiary financial institutions.

2)	We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. We note the disclosure under the heading “Compensation Risk” on page 16 of the definitive proxy statement on Schedule 14A.

Response

Item 402(s) of Regulation S-K requires certain disclosures “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant….” For the reasons set forth below, the Compensation Committee concluded that the Company’s policies and practices of compensating employees, including non-executive officers, had not created situations that required disclosure pursuant to this Item.

For the fiscal year ended December 31, 2009, during a portion of which the Company participated in the Capital Purchase Program of TARP, the Compensation Committee reviewed with senior risk officers and its advisors the senior executive officer incentive compensation arrangements. In the definitive proxy statement for the 2009 Annual Meeting, the Compensation Committee certified that it had made reasonable efforts to ensure that such compensation arrangements did not encourage the senior executive officers to take unnecessary and excessive risks that threatened the value of the Company.

Although the Company is no longer a TARP participant, the Compensation Committee has continued to consider risks arising from the Company’s compensation policies and practices for its employees, including non-executive officers. In this evaluation, as disclosed on page 16 of the definitive proxy statement for the 2010 Annual Meeting, the Compensation Committee also consults with the Risk Management Committee which was established in September 2009.

On page 16 under “Compensation Risk” the definitive proxy statement also disclosed that “[t]he Compensation Committee reviewed the relationship between our risk management policies and practices and the incentive compensation provided to the Named Executive Officers and determined that our incentive compensation programs do not encourage unnecessary and excessive risk taking.” Not disclosed was the Compensation Committee’s conclusion that the Company’s risk management policies and practices and the incentive compensation provided to all employees, including non-executive employees, also do not encourage unnecessary and excessive risk taking. These conclusions were made after consultations with senior executive officers, including the Director of Human Resources, members of the Risk Management Committee, and representatives of Towers Watson, the Compensation Committee’s independent executive compensation advisor.

3)	We note the disclosure that the compensation committee approved 2009 annual incentive awards that were substantially higher than the prior year because the committee believed that “2009 financial results were far better than the peer group as well as the commercial banking industry overall.” Please provide us with the peer group and commercial banking industry results that were reviewed by the committee in making this determination and revise future filings accordingly. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response

Attached hereto as Exhibit A are peer group and commercial banking industry results that were reviewed by the Compensation Committee. Future filings will be revised accordingly.

4)	We note the disclosure on page 34 that loans to directors, executive officers, and members of their families, as well as companies with whom they or their families are associated, were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that loans to related persons- as defined in Instruction 1 to Item 404(a) of Regulation S-K- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c to Item 404(a) of Regulation S-K.

Response

We hereby confirm that loans by the Company’s subsidiary financial institutions to related persons – as defined in Instruction 1 to Item 404(a) of Regulation S-K - were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Future filings will include this disclosure.

5)	Please revise future filings to clearly disclose whether you classify covered loans accounted for in accordance with ASC Topic 310-30 as nonperforming loans.

Response

We will revise future filings to clearly disclose that covered loans accounted for in accordance with ASC Topic 310-30 are included in our disclosure of total nonperforming loans if they meet the definition of nonperforming loans.

6)	Please revise future filings to present the “FDIC loss share receivable” outside of the “loans and related loss receivable, net” sub-total.

Response

We will revise future filings to present the “FDIC loss share receivable” separately, and will continue to present the sub-total “Loans, net” on the consolidated balance sheets.

7)	Please tell us if you include the gain on your acquisitions as an adjustment to reconcile net income to net cash provided by (used in) operating activities. If not, please tell us why not.

Response

Although we have not presented a separate line item to present the gains as a reconciling item in the statement of cash flows, the non-cash portions of the gain on our acquisitions adjust the “other operating activities, net” line item to reconcile net income to net cash provided by operating activities. The non-cash entries to record loans and other real estate acquired, deposits, debt and other assets and liabilities assumed in the acquisitions at fair value also adjust the net changes in those line items reported in investing and financing cash flows.

In future filings, we will incorporate the gain on the acquisitions as a separate line item in our statement of cash flows for the affected periods. For the year ended December 31, 2009, the separate presentation of the gain as a non-cash reconciling item would not have affected total net cash used in operating activities of $227.2 million, but would have increased the “Other operating activities, net” cash flow by the total gain recorded of $227.3 million. Similarly, for the three months ended March 31, 2010, total cash used in operating activities would not have been affected, but “Other operating activities, net” would have increased $3.8 million.

8)	Please revise future filings to disclose your nonaccrual policies for residential and consumer loans.

Response

We will revise future filings to separately disclose our nonaccrual policy for residential and consumer loans.

9)	You disclose on page 87 that you are relying on the guidance of the AICPA letter dated December 18, 2009 for your accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Please address the following regarding accounting treatment:

•

Revise your disclosures to more clearly identify the loans for which you applied this accounting model and to more clearly explain how you determined that the model was only applied to loans for which there is a discount that is attributable at least in part to credit quality (as is specified in that letter).

Response

We will revise our disclosures in future filings to more clearly identify the loans to which we applied the accounting model to and more clearly disclose how we determined that this model was only applied to loans for which there is a discount attributable to credit quality.

•

Tell us in detail and revise your future filings to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to this accounting model. Provide us with the parameters for each of the pools created for loans acquired in these three transactions and any other loans where you analogized to this accounting model.

Response

FASB ASC 805 Business Combinations [previously SFAS No. 141(R)] does not allow for the carryover of a valuation allowance. Knowing that the loans are coming from a failed institution and will have a high level of exposure relating to credit losses, we looked to the guidance outlined in ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality because it states that, “This SOP applies to all nongovernmental entities, including not-for-profit organizations that acquire loans (investors). It applies to a loan with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable, 2 For an acquisition of a pool of loans, each loan first should be determined individually to meet the scope criteria of paragraph 3 of this Statement of Position (SOP). In other words, the pool may not be evaluated as a pool to determine the applicability of the scope criteria of paragraph 3.”

We began by reviewing loans on a loan by loan basis and then segmenting the loans into various loan pools. Specifically, the following characteristics were taken into account when segmenting the portfolio:

•	Performing or Non-performing;

•	Statement of Position 03-3 (“SOP 03-3”) or Non-SOP 03-3 (but SOP 03-3 by analogy);

•	Type of loan (e.g., mortgage, commercial and industrial, consumer, installment, etc.);

•	Rate type (i.e., fixed or variable rate); and,

•	Payment type (i.e., amortizing or interest only).

After considering these characteristics, the following are examples of the loan pools identified:

    Performing:

•	Commercial Loans-Fixed-Interest Only

•	Commercial Loans-Fixed-Interest Only-SOP 03-3

•	Commercial Loans-Fixed-Amortizing

•	Commercial Loans-Fixed-Amortizing-SOP 03-3

•	Commercial Loans-Variable-Interest Only

•	Commercial Loans-Variable-Interest Only-SOP 03-3

•	Commercial Loans-Variable-Amortizing

•	Commercial Loans-Variable-Amortizing-SOP 03-3

Certain information was then determined for each pool of loans such as outstanding principal balance, weighted average maturity, weighted average term to re-price, weighted average margin, and weighted average interest rate.

We will revise our disclosure in future filings to more clearly discuss our accounting policies and process for establishing, maintaining, and reviewing loan pools subject to the accounting model.

•

On page 53, you disclose that you evaluated each loan to determine whether there is evidence of deterioration in credit quality since origination and if it is probable that you will be unable to collect all amounts due. Please tell us in detail and revise future filings to discuss how you determine whether an acquired loan has evidence of deterioration in credit quality and is in the scope of ASC 310-30.

Response

ASC 310-30, SCOPE .03 states that, “This SOP applies to all nongovernmental entities, including not-for-profit organizations that acquire loans (investors). It applies to a loan with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable.”

In our review of the loans acquired from the FDIC, the Company received a loan tape from the FDIC, which contained multiple fields, including but not limited to the following:

•	Collateral Code

•	Loan Type

•	Loan Purpose

•	Non-Accrual Status

•	Times Past Due

•	Days Past Due

•	Rate Information

•	Pay Frequency

•	Margin

•	Rate Ceilings

•	Rate Floors

•	Participation Status

•	Location

•	City

•	Branch

•	Origination Date

•	Maturity Date

•	Loan Structure

•	Payment Detail

Each field listed above was considered in the evaluation of the portfolio with a focus on nonaccrual status, days past due and times past due. Observations regarding loan balances, loan structures, portfolio trends, concentrations, and credit quality were recorded. Members of the credit team proceeded to evaluate the entire portfolio, on a loan by loan basis.

The loans were then further evaluated, based on the fields aforementioned. From review of the loan tape, management was able to assign loss rates to each individual loan or pool of homogeneous loans or type of loans. The loans were then further evaluated, based on the fields aforementioned. From review of the loan tape, management was able to assign loss rates to each individual loan or pool of loans. Although loans were ultimately grouped into performing and nonperforming categories at acquisition, our analysis indicated that each loan pool had experienced some credit deterioration since origination but the severity of the deterioration varied from pool to pool or loan to loan. Loss rates were determined based upon firsthand experience in Florida and other markets, the bank’s current portfolio performance, performance observed during previous acquisitions, as well as the employment of management and industry expertise. We recognized Florida real estate had been one of the hardest hit areas in the country. Typically, a reasonable average for nonperforming assets’s rolling to loss is approximately 40%. This average was higher overall for Orion and Century, given the majority of the assets were in Florida, which had experienced severe losses from the overall economic downturn including the significant impact on residential and commercial real estate values. For example, we assigned a 100% loss rate to unsecured loans and Non-marketable securities; 80% to 85% to land and lots; accounts receivable, 50%; office, 25%; Retail, 40%; Industrial, 25%; and Apartments, 35%.

We will revise our disclosure in future filings to more clearly discuss our evaluation process in determining credit quality deterioration since acquisition, including discussion of the probability of collecting amounts due.

•

On page 51 you disclose covered nonperforming loans totaled $890 million at December 31, 2009. Of that amount only $195 million were accounted for as being within the scope of ASC 310-30 as disclosed on page 47. Please tell us in detail and revise future filings to clearly explain how you concluded that most of the nonperforming covered loans were not in the scope of ASC 310-30.

Response

At the time of acquisition, the Company had to use fairly objective methods to define nonperforming loans as this was a portfolio of loans acquired from a failed institution and one with which we had limited experience and limited time to develop an understanding. As a result, we noted that the loans within the scope of ASC 310-30, as discussed on page 47, primarily consisted of nonaccrual loans at the time of the acquisitions. As previously discussed, during our review of the loans acquired from the FDIC, the Company received a loan tape from the FDIC, which contained multiple fields.

We focused our review on loans which were already identified as being in nonaccrual status and those past due greater than sixty days as they showed evidence of deterioration in credit quality since origination and it is probable that the Company will be unable to collect all contractually required payments receivable.

Subsequent to the acquisitions, loans migrated from being previously considered performing to the definition of a nonperforming asset according to our criteria and thus were included in total nonperforming assets at December 31, 2009. In many instances, loans previously considered performing may have moved to 90 days past due during the period subsequent to acquisition, and therefore would have been included in our total reported nonperforming loans at December 31, 2009.

Loans within the scope of ASC 310-30 were specifically identified at acquisition and have been separately reviewed in subsequent accounting periods. Loans that were not within the scope of ASC 310-30 were segregated and reviewed for nonperformance.

We will revise future filings to include additional disclosures of total nonperforming loans associated with covered loans.

•

In light of your disclosure on page 53 regarding your consideration of the scope of ASC 310-30, tell us and disclose more clearly in future filings how you applied that guidance to impaired loans separately from the non-impaired loans.

Response

Loans not subject to ASC 310-30 (SOP 03-3) would have a similar accounting treatment to loans subject to ASC 310-30 (SOP 03-3). However, as certain loans may or may not fall under the scope of ASC 310-30 (SOP 03-3), a question may arise as to whether different loans should apply the same type of accounting. The key area where divergence in practice may arise relates to the accretable amount of the fair value discount of a loan acquired.

ASC 310-30 (SOP 03-3) provides two specific criteria that need to be met in order for a loan to be within its scope: 1) credit deterioration on the loan from its inception until the acquisition date and 2) that it is probable that not all of the contractual cash flows will be collected on the loan. Once in the scope of ASC 310-30 (SOP 03-3), it is explicit that the credit portion of the fair value discount on an acquired loan would not be accreted into income until the acquirer had assessed that it expected to receive more cash flows on the loan than initially anticipated. It is possible that performing loans would not meet criteria 1) above related to evidence of credit deterioration since the date of loan origination, and therefore not fall within the scope of ASC 310-30 (SOP 03-3).

However, what is not explicit in the accounting literature is how to account for the credit portion of the fair value discount should a loan not be within the scope of ASC 310-30 (SOP 03-3) (i.e. performing loans). Given the ambiguity, the Company has considered two possible options:

1.	Accrete the entire fair value discount (including the credit portion) using the interest method over the life of the loan in accordance with ASC 310-20 (FAS 91); or

2.	Analogize to ASC 310-30 (SOP 03-3) and only accrete the portion of the fair value discount unrelated to credit.

Pursuant to an AICPA letter dated December 18, 2009, the AICPA summarized the SEC Staff’s view regarding the accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Regarding the accounting for such loan receivables that, in the absence of further standard setting, the AICPA understands that the SEC Staff would not object to an accounting policy based on contractual cash flows (Option 1 - ASC 310-20 (FAS 91) approach) or an accounting policy based on expected cash flows (Option 2 - ASC 310-30 (SOP 03-3) approach). As such, IberiaBank has considered the two allowable options as follows:

Option 1 - Since the credit portion of the fair value discount is associated with an expectation of cash flows that an acquirer does not expect to receive over the life of the loan, it does not appear appropriate to accrete that portion over the life of the loan as doing so could eventually overstate the acquirer’s expected value of the loan and ultimately result in recognizing income (i.e. through the accretion of the yield) on a portion of the loan it doesn’t expect to receive. Therefore the Company does not believe this an appropriate method to apply.

Option 2 – the Company believes analogizing to ASC 310-30 (SOP 03-3) is the more appropriate option to follow in accounting for the credit portion of the fair value discount. By doing so, the non-ASC 310-30 (SOP 03-3) loan is only being accreted up to the value that the acquirer expected to receive at acquisition of the loan.

As such, the Company has elected Option 2 – the ASC 310-30 (SOP 03-3) approach for all the acquired loans.

We will revise future filings to more clearly discuss the application of ASC 310-30 as it relates to acquired impaired and non-impaired loans.

•

It appears you have provided the disclosures required by ASC 310-30 only for your acquired impaired loans. Please revise your future filings to separately provide disclosures similar to those required by ASC 310-30 for the non-impaired loans for which you are analogizing to that model.

Response

We will revise future filings to disclose in more detail the required disclosures provided in ASC 310-30.

It should be noted in our Form 10-K and Form 10-Q for the periods under review the disclosures required by ASC 310-30 were provided for all acquired assets, including non-impaired loans for which we were analogizing to the ASC 310-30 model. In future filings, we will separately disclose the same information for impaired and non-impaired loans.

•

You disclose that you believe analogizing to ASC 310-30 is the more appropriate option to follow in accounting for the fair value discount. Tell us and revise your future filings to identify what accounting you used for the loans acquired from these actions prior to the December 18, 2009 letter. To the extent that you changed methodologies, please provide us with a copy of the preferability letter you obtained and file as an exhibit as appropriate. Clearly identify the impact of any changes in your accounting for these loans.

Response

FASB ASC 805 Business Combinations [previously SFAS No. 141(R)] does not allow for the carryover of a valuation allowance. Knowing that the loans are coming from a failed institution and will have a high level of exposure relating to credit losses, we looked to the guidance outlined in ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality because it states that, “This SOP applies to all nongovernmental entities, including not-for-profit organizations that acquire loans (investors). Based on the timing of the acquisitions, the December 18, 2009 letter provided guidance for the initial period of the Orion and Century acquisitions, and thus the accounting was consistent for all periods. We did not change methodologies in subsequent accounting periods to account for fair value discounts.

For the CapitalSouth Bank acquisition, we followed the ASC 310-30 model for calculating fair value discounts, as we believe the fair value model provided in the ASC 310-30 guidance was the most appropriate model in estimating fair value of the acquired loan portfolios. The acquisition was completed for the quarter ended September 30, 2009, and thus there was no change in the accounting guidance followed for the discounts.

•

In light of the significant impact of your accounting for certain covered loans pursuant to ASC 310-30 on your allowance for such loans and related ratios, in future filings when you present your ratio of allowance to nonperforming loans or nonperforming assets, please provide an alternative measure that excludes the impact of the loans where you applied ASC 310-30.

Response

In future filings, we will present the ratio of allowance to nonperforming loans that excludes the impact of loans for which we applied ASC 310-30. In management’s discussion and analysis, we currently provide a disclosure of nonperforming loans and related asset quality ratios, including nonperforming loans as a percentage of loans and asset both including and excluding covered loans.

In future filings, we will also consider revising other pertinent asset quality metrics to reflect both “with and without” covered loans to more clearly identify the impact of the loans where the Company applied ASC 310-30

10)	We note you wrote down the value of the OREO by $22 million or 44% as part of the purchase accounting. Similarly, you wrote down the value of OREO for the Century Bank transaction by 41%. Please address the following:

•	Please tell us and revise future filings to explain why you believe the write-down was so significant considering that the OREO was already recorded at the lower of cost of market value.

Response

The ORE property was acquired from failed institutions primarily in the state of Florida which had experienced a rapid deterioration of property values due to the excess amount of properties on the market and lack of buyers. Upon acquisition, the Company examined existing ORE file documentation and noted that many of the appraisals were stale dated or were performed internally by the predecessor bank’s personnel. Based on management’s knowledge of real estate values in the Florida markets, there was concern that these ORE properties had continued to decline in value from the last appraisal in file. New appraisals were obtained to ensure that the acquired assets were marked to fair value and could be supported by valid documentation.

We will revise future filings to explain why we believe the write-down of OREO assets was significant.

•

Tell us whether you have sold any of these OREO assets from the Orion or Century Bank acquisitions, and if so, please provide us with a list of the sales and the extent of gains or losses on each. Revise your future filings to clearly discuss these sales and quantify any gains or losses by period.

Response

We have sold OREO assets from the Orion and Century Bank acquisitions, with the list of sales and relevant information requested attached hereto as Exhibits B and C.

•

Revise your future filings to more clearly disclose how reimbursement for OREO assets is calculated under the FDIC loss sharing agreement, including the effect of both gains and losses on the sale of OREO, and identify the basis used under the loss sharing agreement for determining reimbursement.

Response

We will revise our future filings to disclose how reimbursement for OREO assets is calculated under the loss sharing agreement. Our disclose will include the effect gains and losses on these sales has on this reimbursement, as well as the basis used to determine the reimbursable portion.

OREO losses are recoverable from the FDIC under the Single Family Shared Loss Agreement upon liquidation of the property. The claim for the loss with the FDIC is calculated as the book value of the asset on the failed institution’s books at failure date plus qualifying accrued interest and foreclosure expenses, including but not limited to attorney fees, property protection costs, taxes, maintenance and repairs incurred by the acquiring institution, net of any private mortgage insurance proceeds and escrow balances and liquidation proceeds. Gains are calculated in the same manner and are shared with the FDIC on a pro-rated basis based on the loss sharing rate at the time of the gain to the extent of any previously claimed losses. OREO losses are recoverable from the FDIC under the Commercial and Other Assets Shared Loss Agreement when a write-down occurs on the property as defined under Examination Criteria for amounts considered a “Loss” or any deficient proceeds upon liquidation of the property. The claim for the loss with the FDIC is calculated as the write-down amount or loss on sale, plus attorney fees, property protection costs, taxes, maintenance and repair costs incurred by the acquiring institution, IBKC. Commercial and Other gains are calculated based on the proceeds received in a liquidation of the property compared to the current carrying value of the property (not including any fair value marks) and are shared with the FDIC on a pro-rated basis based on the loss sharing rate at the time of the gain.

11)	You disclose an accretable yield of $23 million related to $1,764 million of cash flows expected to be collected at acquisition for impaired loans acquired in the CSB, Orion, and Century acquisitions during 2009. Please explain to us in detail your calculation of the nonaccretable and accretable yield for these acquisitions and explain why the accretable yield is so low. Clearly discuss the interplay in these computations with your valuation of the loss sharing agreement indemnification asset.

Response

The $1,764 million estimate in cash flows includes all acquired covered loans, both impaired and non-impaired, at the time of acquisition, and does not relate specifically to impaired loans only. Since there was a significant discount of the total covered portfolio, we have included performing loans in the table disclosing accretable yield.

The calculation of accretable yield appears low because of the significant impaired assets associated with the acquisitions. As part of the calculation of the fair value discounts, we estimated total expected cash flows and compared those cash flows with contractually required cash flows, with the difference attributable to nonaccretable yield. The estimated recoverable cash flows were then estimated over the length of the contracts, and then recorded at their present value over that time period, with the difference recorded as accretable yield. Because a significant portion of the acquired covered loans were considered impaired at the time of acquisition, most of the fair value adjustment was recorded as nonaccretable yield.

These same contractual cash flow loss estimates were used as a basis for valuation of the indemnification asset. We estimated the total dollar amount of the expected losses to be reimbursable under the loss share agreements, as well as the timing of reimbursement of those losses, when calculating the fair value of the indemnification asset. As losses occur in the portfolio and are submitted for reimbursement, the valuation of the loss share receivable, as well as the valuation of the loan fair values, will be adjusted to reflect this activity.

12)	As disclosed in the statement of cash flows, you recorded $65 million in noncash gains related to the amortization of purchase accounting adjustments which appears to be very material to your income statement. Please revise future filings to describe the nature of the purchase accounting adjustments that resulted in the gains, explain why they resulted in a significant benefit in subsequent periods, identify the line items in your income statement that are affected, and discuss your expectations related to this trend for future periods.

Response

We will revise future filings to identify the nature of the purchase accounting adjustments that resulted in the gain we recorded in our consolidated financial statements.

We note we disclosed pertinent information regarding our acquisitions in Footnote 3, entitled “Acquisition Activity”, to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2009.

For each acquisition, we disclosed the assets acquired and liabilities assumed in each transaction, as well as the dollar amount of the fair value adjustments recorded on the assets and liabilities to record the transaction at fair value. Included in the disclosure were explanations of the fair value adjustments.

We will revise our disclosure to additionally disclose the line items affected by the recurring amortization of the fair value adjustments, as well as our expectations on the trend of these adjustments for future periods.

13)	It appears that certain schedules have been omitted from the underwriting agreement. Please refile the agreement with all schedules, exhibits, and/or attachments and revise future filings accordingly.

Response

On July 29, 2010, a Current Report on Form 8-K/A (Amendment No. 1) was filed to include all schedules and exhibits to the Underwriting Agreement (Exhibit 1.1 to the Form 8-K/A). Future filings will be revised accordingly.

In addition to our responses, your letter requests a written statement from us with certain acknowledgements.

We therefore acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings,

•	staff comments or changes to disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in these areas and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

<s> Anthony J. Restel,
Anthony J. Restel
Executive Vice President and Chief Financial Officer

Peer Group and Reference Companies

TSR as of 12/31/08 Current TARP

Bank Name Ticker Location EEs Assets Mkt Cap 1 Yr 3 Yr Peer Received

Peer Group:

Cullen/Frost Bankers, Inc. CFR San Antonio, TX 3,892 $15.0 $2,877.8 3.1% 0.9% N

Valley National Bancorp VLY Wayne, NJ 2,783 $14.7 $1,952.2 16.4% 2.9% Y

Susquehanna Bancshares, Inc. SUSQ Lititz, PA 3,271 $13.7 $495.9 -8.4% -8.0% Y

South Financial Group, Inc. TSFG Greenville, SC 2,505 $13.6 $131.4 -71.1% -44.2% Y

BancorpSouth, Inc. BXS Tupelo, MS 4,500 $13.5 $1,935.9 2.8% 5.5% N

Sterling Financial Corporation STSA Spokane, WA 2,481 $12.8 $32.5 -45.6% -27.9% Y Y

Whitney Holding Corporation WTNY New Orleans, LA 2,665 $12.4 $544.9 -35.4% -13.0% Y

FirstMerit Corporation FMER Akron, OH 2,575 $11.1 $1,799.0 8.9% -2.3% Y

UMB Financial Corporation UMBF Kansas City, MO 3,274 $11.0 $1,588.1 29.8% 17.1% Y N

Wintrust Financial Corporation WTFC Lake Forest, IL 2,326 $10.7 $626.0 -37.1% -27.3% Y Y

IBERIABANK IBKC Lafayette, LA 1,356 $10.0 $1,170.0 5.7% 0.5% Y

Trustmark Corporation TRMK Jackson, MS 2,607 $9.8 $1,100.6 -10.8% -4.4% Y Y

Prosperity Bancshares, Inc. PRSP Houston, TX 1,734 $9.1 $1,838.3 2.4% 2.4% Y N

MB Financial, Inc. MBFI Chicago, IL 1,342 $8.8 $943.4 -7.0% -5.6% Y Y

United Community Banks, Inc. UCBI Blairsville, GA 1,919 $8.5 $360.3 -11.5% -18.7% Y Y

FNB Corporation FNB Hermitage, PA 2,497 $8.4 $742.1 -3.4% -2.9% Y Y

Old National Bancorp ONB Evansville, IN 2,507 $7.9 $1,014.7 28.2% -0.9% Y Y

75th Percentile 2,783 $13.5 $1,799.0 5.7% 0.9%

Median 2,507 $11.0 $1,014.7 -3.4% -2.9%

Average 2,602 $11.2 $1,126.6 -7.8% -7.4%

25th Percentile 2,326 $9.1 $544.9 -11.5% -13.0%

IBERIABANK Percentile Rank 6.2% 37.5% 62.5% 75.0% 68.7% Y

Reference Peers:

Webster Financial Corp. WBS Waterbury, CT 2,935 $17.6 $867.4 -54.5% -31.2% Y

Commerce Bankshares, Inc. CBSH Kansas City, MO 5,217 $17.5 $3,335.2 5.3% 1.3% N

TCF Financial Corp TCB Wayzata, MN 7,802 $16.7 $1,691.8 -19.2% -16.8% Y

Fulton Financial Corp FULT Lancaster, PA 3,630 $16.2 $1,518.4 -9.3% -13.1% Y

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9

Comparative Performance Analysis

When comparing IBERIABANK to peers on a broad range of operational and market metrics, IBERIABANK ranks in the 3rd quartile of performance as shown in the table below:

EPS % Change Return on Avg Assets Return on Avg Equity 3 Year Total Return Composite Rankings

Company Name Ticker 2008 Percentile Rank 2008 Percentile Rank 2008 Percentile Rank 2008 Percentile Rank Average of Percentile Ranks Percentile Rank Based on Overall Average Assets ($B)

Peer Group:

UMB Financial Corporation UMBF 35.4% 100.0% 1.0% 75.0% 10.5% 87.5% 17.1% 100.0% 90.6% 100.0% $11.0

Cullen/Frost Bankers, Inc. CFR -2.2% 93.7% 1.5% 100.0% 12.8% 93.7% 0.9% 75.0% 90.6% 93.7% $15.0 Top

FirstMerit Corporation FMER -3.3% 87.5% 1.1% 93.7% 12.9% 100.0% -2.3% 56.2% 84.4% 87.5% $11.1 Quartile

BancorpSouth, Inc. BXS -13.6% 68.7% 0.9% 68.7% 9.9% 81.2% 5.5% 93.7% 78.1% 81.2% $13.5

Prosperity Bancshares. Inc. PRSP -4.6% 81.2% 1.1% 87.5% 7.1% 56.2% 2.4% 81.2% 76.5% 75.0% $9.1

Old National Bancorp ONB -16.7% 56.2% 0.8% 62.5% 9.7% 75.0% -0.9% 62.5% 64.1% 68.7% $7.9 Third Quartile

Trustmark Corporation TRMK -15.4% 62.5% 1.0% 81.2% 9.6% 68.7% -4.4% 43.7% 64.0% 62.5% $9.8

IBERIA BANK IBKC -8.0% 75.0% 0.8% 56.2% 6.9% 50.0% 0.5% 68.7% 62.5% 56.2% $10.0

Valley National Bancorp VLY -42.1% 43.7% 0.7% 50.0% 9.1% 62.5% 2.9% 87.5% 60.9% 50.0% $14.7

Susquehanna Bancshares, Inc. SUSQ -22.8% 50.0% 0.6% 43.7% 4.8% 37.5% -8.0% 31.2% 40.6% 43.7% $13.7

FNB Corporation FNB -62.1% 31.2% 0.5% 31.2% 4.8% 43.7% -2.9% 50.0% 39.0% 37.5% $8.4 | Second

Whitney Holding Corporation WTNY -60.2% 37.5% 0.5% 37.5% 4.7% 31.2% -13.0% 25.0% 32.8% 31.2% $12.4 Quartile

MB Financial, Inc. MBFI -74.6% 18.7% 0.2% 25.0% 1.8% 18.7% -5.6% 37.5% 25.0% 25.0% $8.8

Wintrust Financial Corporation WTFC -66.2% 25.0% 0.2% 18.7% 2.4% 25.0% -27.3% 12.5% 20.3% 18.7% $10.7

United Community Banks, Inc. UCBI -207.1% 12.5% -0.8% 12.5% -7.8% 12.5% -18.7% 18.7% 14.1% 12.5% $8.5 Bottom

Sterling Financial Corporation STSA -448.1% 6.2% -2.7% 6.2% -33.1%, 6.2% -27.9% 6.2% 6.2% 6.2% $12.8 Quartile

South Financial Group, Inc. TSFG -877.0% 0.0% -4.1% 0.0% -43.7% 0.0% -44.2% 0.0% 0.0% 0.0% $13.6

P75 -8.0% 1.0% 9.7% 0.9% $13.5

Median -22.8% 0.7% 6.9% -2.9% $11.0

Average -111.1% 0.2% 1.3% -7.4% $11.2

P25 -66.2% 0.2% 2.4% -13.0% $9.1

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Comparative Performance Analysis

On a 4-year total shareholder return basis through December 1, 2009, IBERIABANK outperformed all comparable benchmarks and indices

HISTORICAL STOCK PRICE COMPARISONS (1/3/2006 - 12/1/2009) IBERIABANK vs. S&P 500, KBW Bank Index & Peer Companies

Stock Price Baseline: 1/3/2006 = 100

120

100

80

60

40

1/3/06 2006 2007 2003 12/1/09

IBKC

S&P 500

Peer 75th %ile

Peer 50th %ile

KBW Index

Peer 25th %ile

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11

TOWERS WATSON

2010 Market Values for IBERIABANK Proxy NEOs (1) (2)

Peer Group Proxies Published Surveys

50th Percentile 75th Percentile 50th Percentile 75th Percentile

Executive Position/Title Salary STI LTI Salary STI LTI Salary STI LTI Salary STI LTI

D. Byrd President & CEO $708 $504 $784 $755 $670 $935 $767 $714 $852 N/A N/A N/A

A. Restel SEVP & CFO $315 $176 $218 $348 $225 $404 $386 $232 $297 N/A N/A N/A

M. Brown Vice-Chairman $465 $260 $236 $513 $315 $415 $474 $380 $304 N/A N/A N/A

J. Davis SEVP N/A N/A N/A N/A N/A N/A $304 $167 $182 $348 $226 $282

J. Parker Vice-Chairman N/A N/A N/A N/A N/A N/A $279 $140 $145 $362 $217 $264

(1) All figures in thousands of dollars ($000s)

(2) Salary = base salary

STI = short-term incentives

LTI = long-term incentives

7/14/2010

Exhibit B

Former Orion Bank properties

REO Sales from Acquisition through June 30, 2010

Loan number	Loss (Gain) net of Discount
752439003101	(142,995)
1704603101	(111,667)
1600-000093	3,869
1358103101	(109,772)
1600-000005	21,861
1600-000003	(1,736)
1600-000012	(46,386)
1600-000092	(47,999)
1600-000091	22,052
1600-000006	(48,625)
1600-000008	(47,588)
1600-000004	(43,157)
1600-000048	44
1600-000049	23
1600-000011	217,727
1600-000018	(33,551)
1600-000013	(1,400)
1600-000015	(2,479)
1600-000019	(7,600)
1600-000034	(2,154)
1600-000043	8,162
1600-000044	203
1600-000045	203
1600-000046	203
1600-000047	203
1600-000109	(19,635)
1600-000016	5,340
1600-000020	(23,514)
1600-000005	(1,444)
1600-000007	(16,468)
1600-000008	(39,599)
1600-000021	(1,083)
1600-000022	(1,444)
1600-000023	(777)
1600-000024	(777)
1600-000094	(62,825)
1600-000099	(122,926)
1600-000121	(243,299)

Total (Gain) Loss on Sale of OREO properties	(901,011)

Former Century Bank properties

REO Sales from Acquisition through June 30, 2010

Loan number	Loss (Gain) net of Discount
52009125	173,529
1600-000016	8,036
52009222	3,393
1600-000037	2,516
52008777	5,850
1600-000057	(1,623)
52009977	34,500
1600-000068	122,284
1600-000022	(7,603)
52009380	22,206
1600-000076	(42)
1600-000080	4,217
52011814	34,914
52010067	103,730
1600-000004	2,289
1600-000012	(20,648)
52007285	249,428
1600-000040	5,051
1600-000065	(62,358)
1600-000066	26,249
1600-000113	(5,673)
1600-000115	(23,903)
52009055	174,772
52008397	16,605
1600-000027	15,704
51953007	9,390
51977766	30,581
51991031	50,280
52006759	3,810
52009995	68,152
51982287	3,165
1600-000095	24,790
1600-000024	60,460
52010054	126,242

Total (Gain) Loss on Sale of OREO properties	1,260,293